Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Earnings Release dated May 21, 2010	4

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

	By:	/s/ David Chenghong He
	Name:	David Chenghong He
	Title:	Chief financial officer

Date: May 21, 2010

3

Exhibit 99.1

Contact:

Acorn International, Inc.	CCG Investor Relations

Ms. Chen Fu, IR Director	Mr. Crocker Coulson, President

Phone: +86-21-51518888 Ext. 2228	Phone: +1-646-213-1915 (New York)

Email: fuchen@chinadrtv.com	Email: crocker.coulson@ccgir.com

www.chinadrtv.com	www.ccgirasia.com

FOR IMMEDIATE RELEASE

Acorn International Reports First Quarter 2010 Financial Results

SHANGHAI, China, May 21, 2010 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a leading integrated multi-platform marketing company in China engaged in developing, promoting and selling consumer products and services, today announced its unaudited financial results for the quarter ended March 31, 2010.

Summary Results for the First Quarter 2010:

•	Net revenues were $70.3 million, a decrease of 19.2% compared to $87.0 million in the first quarter of 2009.

•	Gross profit was $30.9 million, a decrease of 27.2% compared to $42.5 million in the first quarter of 2009.

•	Gross margin was 44.0%, compared to 48.8% in the same period of 2009.

•	Operating loss was $0.5 million, compared to an operating income of $8.1 million in the first quarter of 2009.

•	Other income was $1.8 million, compared to $1.0 million in the first quarter of 2009.

•	Income from continuing operations was $0.8 million compared to $7.8 million for the first quarter of 2009.

•	Net income from continuing operations attributable to Acorn was $0.9 million compared to $8.0 million in the first quarter of 2009.

•	Share-based compensation expenses were $0.1 million for the first quarter of 2010, compared to $0.8 million for the same period last year.

•	Diluted income per ordinary share and per American Depositary Shares (“ADS”) from continuing operations were $0.01 and $0.03, respectively.

“First quarter 2010 results reflect continued weakness in sales of mobile phones through our distribution channel and unexpected weaker sales for our Ozing electronic learning products. Our mobile phones business underperformed in the first quarter 2010 compared to the same period last year as a result of our efforts to reduce old inventories of Uking branded mobile handsets through significant price discounts. In addition, Ozing sales declined by $9.8 million or 29.6% on a year on year comparison due to increasing industry competition and poor media return for our Ozing electronic learning products,” said Mr. James Hu, Chairman and CEO of Acorn. “While our overall sales and profit lagged from the same period last year, we remain optimistic about our business prospects. First, non-TV direct sales, represented by third party bank channel sales, outbound calls, catalog and e-commerce sales, continued their healthy growth momentum in the first quarter 2010. Second, we significantly reduced our SG&A expenses from the same period one year ago. Finally, mobile phone direct sales, led by our sale of Gionee’s A320 model, grew 62.4% from $6.0 million in the first quarter 2009 to $9.7 million in the first quarter 2010. We also expect mobile handset distribution sales to begin to show recovery in the second quarter of 2010 as we diversify our mobile handset product offering to include more handset models in 2010. Furthermore, we have refined our Ozing product marketing strategy for the rest of 2010 to focus on growing our English learning products instead of touch readers targeted at younger aged children. We believe our modified strategies for marketing and selling mobile phones and Ozing products, coupled with an ongoing expansion of our non-TV direct sales, position us to grow our business during the remaining periods of the year.”

Business Results for the First Quarter of 2010:

•

Non-TV direct sales grew from 27.8% to 53.5% of total direct sales in the first quarter of 2009 and the first quarter of 2010, respectively. Non-TV direct sales are classified by sales from the Company’s third party bank channel sales, outbound calls, catalog and e-commerce sales. Growth in non-TV direct sales significantly helps reducing Company’s revenue volatility and the Company’s reliance on TV advertising expenditures. Revenues from third party bank channel sales, the largest contributor to the growth of the Company’s non-TV direct sales, was approximately $11.6 million in the first quarter of 2010, representing an increase of 172.1% from approximately $4.3 million in the same period last year.

•

Direct sales of mobile handsets led by Gionee’s A320 model grew 62.4% to $9.7 million in first quarter of 2010 from $6.0 million for the same period one year ago. The Company expects to expand its marketing of third party brands, such as the Gionee’s A320 model, to drive sales growth in direct sales of mobile handsets. Strong direct sales of mobile handsets in the first quarter of 2010 suggest a possible business recovery for the Company’s overall mobile handset business.

•

Other selling and marketing expenses decreased 16.3% to $10.2 million from $12.1 million for the first quarter of 2009. General and administrative expenses decreased by 24.2% to $6.4 million for the first quarter of 2010 from $8.4 million for the same period last year. The decline in both expense categories largely reflects the Company’s successful cost control initiatives, reduced share-based compensation expenses, and the reduction in amortization expense in relation to Yiyang Yukang related intangible assets in the first quarter 2010.

•	Financial Results for the First Quarter of 2010:

Direct sales contributed 52.0% to total net revenues, or $36.5 million, for the first quarter 2010, and decreased 7.0% from $39.3 million for the first quarter last year, mainly due to the significant decrease in the sales volume of Ozing products from increasing industry competition and poor media return for Ozing products. The decrease in direct sales revenues was partially offset by the increase in mobile handset revenues led by the Gionee’s A320 model.

Distribution sales net revenues decreased 29.3% year-over-year to $33.8 million from $47.8 million in the first quarter 2009, primarily due to the Company’s effort to reduce inventory of Uking branded mobile phones by significantly lowering their average selling prices in the first quarter of 2010.

The table below summarizes the gross revenues from the three best selling product categories for the direct sales platform, distribution network and total direct and distribution sales, respectively:

Three Months Ended March 31, 2010 (in US dollars)
Direct sales
Mobile handsets	9,697,129
Cosmetics	9,671,667
Autocare products (Energy)	4,008,799

Distribution sales
Electronic learning product (Ozing)	21,559,138
Electronic dictionary (Meijin)	5,156,873
Mobile handsets (Yiyang Yukang)	2,682,803

Total direct and distribution sales
Electronic learning product (Ozing)	23,285,876
Mobile handsets	12,379,932
Cosmetics	9,717,232

Cost of sales for the first quarter of 2010 was $39.4 million, an 11.5% decrease from $44.5 million for the first quarter of 2009, primarily due to decreased costs for distribution sales from reduction of volume in mobile handset sales.

Gross profit for the first quarter of 2010 was $30.9 million, a decrease of 27.2% compared to $42.5 million for the first quarter of 2009. Gross margin was 44.0% in the first quarter of 2010, compared to 48.8% in the same period in 2009.

Gross profit from direct sales for the first quarter 2010 decreased 18.7% to $18.7 million from $23.1 million for the first quarter of 2009. Gross margin for direct sales for the first quarter of 2010 was 51.3%, compared to 58.7% in the same period last year. The decrease in gross margin was largely due to an increased proportion of the non-TV direct sales, which have lower margins compared to TV direct sales, lower gross margin of Ozing products from the introduction of the lower margin K2 product line and a greater contribution from sales of mobile handsets.

Gross profit from distribution sales for the first quarter of 2010 was $12.2 million, a decrease of 37.4% from $19.4 million for the first quarter of 2009. Gross margin for distribution sales for the first quarter of 2010 was 36.0%, down from 40.7% for the same period last year. The decrease in gross margin was mainly due to the Company’s efforts to reduce inventory of Uking branded mobile handsets by lowering average sales prices.

Advertising expenses were $15.3 million for the first quarter of 2010, compared to $15.9 million for the first quarter of 2009. Gross profit over advertising expenses, a benchmark Acorn uses to measure return on multiple sales platforms, was 2.02 in the first quarter of 2010, down from 2.67 in the first quarter of 2009.

Other selling and marketing expenses decreased 16.3% to $10.2 million from $12.1 million for the first quarter of 2009, mainly due to the decreased call center expenses, lower packaging and delivery costs as a result of decreased sales revenues and the decreased amortization expenses of Yiyang Yukang related intangible assets.

General and administrative expenses were $6.4 million for the first quarter of 2010, a 24.2% decrease from $8.4 million in the first quarter of 2009. The decrease was largely due to the Company’s effective cost control efforts and a decrease in share-based compensation expenses.

Other operating income, net, was $0.4 million for the first quarter of 2010, down from $2.1 million in the first quarter of 2009. The decline was due to the decrease in subsidy income.

As a result, operating loss for the first quarter of 2010 was $0.5 million, compared to an operating income of $8.1 million for the same period last year.

Other income was $1.8 million, compared to $1.0 million in the first quarter of 2009. The increase was due to a gain from the deconsolidation of one of Acorn’s subsidiaries.

Share-based compensation expenses for the first quarter of 2010 were $0.1 million, compared to $0.8 million for the first quarter of 2009.

Income from continuing operations was $0.8 million compared to $7.8 million for the first quarter of 2009.

Net income from continuing operations attributable to Acorn was $0.9 million for the first quarter 2010 compared to $8.0 million for the first quarter last year.

Diluted income per ordinary share and per ADS from continuing operations were $0.01 and $0.03, compared to diluted income per ordinary share and per ADS from continuing operations of $0.09 and $0.26 in the same period last year.

As of March 31, 2010, Acorn’s cash and cash equivalents totaled $104.3 million, a decrease of $38.7 million from December 31, 2009. The decrease in cash and cash equivalents balance was largely due to the $29.3 million special cash dividend distributed in the first quarter 2010.

Full Year 2010 Business Outlook:

“While the second quarter is traditionally a slow season for our distribution business, we expect year over year improvement in our direct sales in the second quarter of 2010 from continued growth in our non-TV direct sales business and improved mobile handset sales led by the diversification of handset models,” said Mr. James Hu, Chairman and CEO of Acorn. “We understand the challenges ahead and will focus our efforts on improving the sales of our Ozing electronic learning products and mobile handsets while continuing to expand our non-TV direct sales and identify new products to be marketed on our platform. With the current business outlook, we will maintain our guidance previously set forth and will strive to achieve the financial target of revenues between $290 million to $310 million and income from continuing operations of $12 million and $14 million for fiscal year 2010.”

These estimates are subject to change. Also, Acorn reminds investors that its operating results in each period are impacted significantly by the mix of products and services sold in the period and the platforms through which they are sold. Consequently, in evaluating the overall performance of Acorn’s multiple sales platforms in any period, management also considers metrics such as operating margin and gross profit return on advertising expenses.

Conference Call Information

The Company will host a conference call at 8:00 a.m. ET on Friday May 21, 2010 (8:00 p.m. Beijing Time) to review the Company’s financial results and answer questions. You may access the live interactive call via:

— +1 888 226 7625 (U.S. Toll Free)

— +1 706 634 6316 (International)

— Passcode: 749 143 85

Please dial-in approximately 10 minutes in advance to facilitate a timely start.

A replay will be available for 14 days after the call starting from 10:00 a.m. ET on Friday May 21, 2010 and may be accessed via:

— +1 800 642 1687 (U.S. Toll Free)

— +1 706 645 9291 (International)

— Passcode: 749 143 85

A live and archived webcast of the call will be available on the Company’s website at http://www.ir-site.com/acorn/index.asp. To listen to the live webcast, please go to the Company’s website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

About Acorn International, Inc.

Acorn is a leading integrated multi-platform marketing company in China, operating one of China’s largest TV direct sales businesses in terms of revenues and TV air time and a nationwide off-TV distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. In addition to marketing and selling through its TV direct sales programs and its off-TV nationwide distribution network, Acorn also offers consumer products and services through catalogs, third party bank channels, outbound telemarketing center and an e-commerce website. Leveraging its integrated multiple sales and marketing platforms, Acorn has built a proven track record of developing and selling proprietary-branded consumer products, as well as products and services from established third parties. For more information, please visit http://www.chinadrtv.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains “forward-looking statements,” including, among other things, Acorn’s anticipated operating results for 2010; expected improvements in Acorn’s business and operating results following its changed marketing strategy for mobile handsets and Ozing products; an expected improvement in Acorn’s overall mobile handset business; and an expected increase in non-TV direct sales revenues. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Our business may not improve in the remainder of 2010, our strategies to improve Ozing products and mobile handsets sales may not succeed and we may fail to meet our operating results expectations. In particular, our operating results for any period are impacted significantly by the mix of products and services sold by us in the period and the platforms through which they are sold, causing our operating results to fluctuate and making them difficult to predict.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: our ability to effectively consolidate our distribution channels, our ability to successfully introduce new products and services, including to offset declines in sales of existing products and services; our ability to stay abreast of consumer market trends and maintain our reputation and consumer confidence; continued access to and effective usage of TV advertising time and pricing related risks; relevant government policies and regulations relating to TV media time and TV direct sales programs, including the new SARFT regulations and actions that may make TV media time unavailable to us or require we suspend or terminate a particular TV direct sales program; rising costs in key components of our products, such as flash memory, potential unauthorized use of our intellectual property; potential disruption of our manufacturing process; increasing competition in China’s consumer market; our U.S. tax status as a passive foreign investment company; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our 2009 annual report on Form 20-F filed with Securities and Exchange Commission on May 6, 2010. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of our Form 20-F for the fiscal year ended December 31, 2009. Our actual results of operations for the first quarter 2010 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

ACORN INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	Three Months Ended March 31,
	2009	2010
Revenues:
Direct sales, net	39,280,081	36,546,140
Distribution sales, net	47,768,308	33,791,112

Total revenues, net	87,048,389	70,337,252

Cost of revenues:
Direct sales	16,226,502	17,803,197
Distribution sales	28,320,163	21,609,455

Total cost of revenues	44,546,665	39,412,652

Gross profit	42,501,724	30,924,600

Operating (expenses) income:
Advertising expenses	(15,933,478)	(15,292,029)
Other selling and marketing expenses	(12,129,947)	(10,158,127)
General and administrative expenses	(8,404,269)	(6,368,043)
Other operating income, net	2,109,895	369,000

Total operating (expenses) income	(34,357,799)	(31,449,199)

Income (Loss) from operations	8,143,925	(524,599)
Other income (expenses)	968,340	1,750,335

Income before income taxes and discontinued operations	9,112,265	1,225,736
Income tax expenses	(1,298,989)	(402,999)

Income from continuing operations	7,813,276	822,737
Income from discontinued operations	978,737	—

Net income	8,792,013	822,737
Net income attributable to non-controlling interests	(339,929)	46,113

Net income attributable to Acorn International, Inc.	8,452,084	868,850

Income per ADS
- Continuing operations	0.27	0.03
- Discontinued operations	0.02	—

Basic	0.29	0.03

- Continuing operations	0.26	0.03
- Discontinued operations	0.02	—

Diluted	0.28	0.03

Weighted average number of shares used in calculating income per ADS
- Basic	87,536,189	88,856,915

- Diluted	90,100,292	90,106,131

ACORN INTERNATIONAL, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US dollars)

	December 31, 2009	March 31, 2010
Assets
Current assets:
Cash and cash equivalents	142,952,944	104,292,289
Restricted cash	2,394,213	884,497
Short-term investments	18,572,790	15,058,393
Accounts receivable, net	17,030,857	20,472,403
Notes receivable	2,242,641	2,414,962
Inventory	26,180,629	27,730,004
Prepaid advertising expenses	9,968,493	10,866,264
Other prepaid expenses and current assets, net	7,794,537	10,231,743
Deferred tax assets, net	2,320,535	2,378,511

Total current assets	229,457,639	194,329,066
Prepaid land use rights	7,349,957	7,314,490
Property and equipment, net	14,818,404	15,629,895
Acquired intangible assets, net	3,181,596	3,062,733
Long-term investments	8,020,069	7,721,180
Investment in affiliates	8,881,830	9,849,814
Other long-term assets	1,673,755	2,148,355

Total assets	273,383,250	240,055,533

Liabilities and equity
Current liabilities:
Accounts payable	15,528,580	18,181,868
Accrued expenses and other current liabilities	14,838,142	10,369,470
Notes payable	3,253,005	592,978
Income taxes payable	3,422,261	3,342,887
Dividend payable	29,322,782	8,191

Total current liabilities	66,364,770	32,495,394
Deferred tax liabilities	889,625	888,923
Business combination liability	1,103,015	1,103,015

Total liabilities	68,357,410	34,487,332

Equity
Acorn International Inc. shareholders’ equity:
Ordinary shares	935,447	935,447
Additional paid-in capital	178,176,225	178,278,084
Retained earnings	18,573,296	19,442,146
Accumulated other comprehensive income	17,562,561	17,521,554
Treasury stock, at cost	(11,612,546)	(11,612,546)

Total Acorn International Inc. shareholders’ equity	203,634,983	204,564,685
Non-controlling interests	1,390,857	1,003,516

Total equity	205,025,840	205,568,201

Total liabilities and equity	273,383,250	240,055,533